UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

         Certificate is filed by: Pennsylvania Electric Company (the "Company"), a subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of security:

         $150,000,000 5.125% Senior Notes due 2014 (the "Notes")

2.       Issue, renewal or guaranty:

         Issue

3.       Principal amount of each security:

         $150,000,000

4.       Rate of interest per annum of each security:

         5.125%

5.       Date of issue, renewal or guaranty of each security:

         March 31, 2004

6.       If renewal of security, give date of original issue:

         Not applicable.

7.       Date of maturity of each security:

         April 1, 2014


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8.       Name of the  person  to whom  each  security  was  issued,  renewed  or guaranteed:

         The Company issued and sold the Notes to Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, ABN AMRO Incorporated and Fleet Securities, Inc. (collectively, the "Underwriters"), pursuant to an Underwriting Agreement dated March 29, 2004 among the Company and the Underwriters.

9.       Collateral given with each security, if any:

         The Notes, which were issued pursuant to an Indenture dated as of April 1, 1999, between the Company and The Bank of New York, as successor trustee, are senior unsecured general obligations of the Company and rank equally with all of its other unsecured and unsubordinated indebtedness.

10.      Consideration given for each security:

         $148,780,500

11.      Application of proceeds of each security:

         The Company used a portion of the net proceeds from the sale of the Notes to pay at maturity $125,000,000 aggregate principal amount of its Senior Notes, 5.75%, Series A due April 1, 2004. The remaining proceeds were used for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         (a) the provisions contained in the first sentence of Section 6(b) [ ]

         (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

         (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.      If the  security  or  securities  were exempt  from the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

         Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

         Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52.


                                                  PENNSYLVANIA ELECTRIC
                                                  COMPANY


                                                  By: /S/ Thomas C. Navin
                                                      -----------------------
                                                          Thomas C. Navin
                                                          Treasurer

Date: April 9, 2004